

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 17, 2016

<u>Via E-mail</u>
Fernando Dasso
Chief Financial Officer
Credicorp Ltd.
Calle Centenario 156
La Molina
Lima 12, Peru

  Re: **Credicorp Ltd.**
    Form 20-F for the Fiscal Year Ended December 31, 2015
    Filed April 29, 2016
    File No. 001-14014

Dear Mr. Dasso:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Gus Rodriguez

       Gus Rodriguez
       Accounting Branch Chief
       Office of Financial Services